Filed by Satellogic Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Additional Subject Companies: CF Acquisition Corp. V

Commission File No.: 001-39953

Satellogic Announces Development of High-Throughput Manufacturing Plant in the Netherlands

New strategically located facility will further accelerate satellite manufacturing

Charlotte, NC: December 28, 2021 - Satellogic, a leader in sub-meter resolution satellite imagery collection, announced today that it will be constructing a high-throughput satellite manufacturing facility in the Netherlands.

This 57,000 square foot new location is expected to accelerate the company’s assembly of satellites and accommodate its state-of-the-art manufacturing, integration, and testing equipment. In addition to having logistics capabilities and storage facilities designed for sensitive optic-mechanical and electronic parts, the facility will also host office and meeting space for approximately 80 persons to support hybrid working opportunities.

The site’s location in Berkel en Rodenrijs was strategically selected as the region is home to a sizable workforce of skilled labor. Proximity to The Hague, Delft, and Rotterdam aids in providing Satellogic with the world’s best logistic support.

Satellogic’s VP of Manufacturing Operations, Gustav Wenhold, will lead operations at the new facility. Wenhold has amassed more than 20 years of international leadership experience. For the last 15 years, he has managed several aerospace manufacturing entities, ensuring that required functions for self-sustaining business models were in place.

“Satellogic has ambitious growth plans that our new high-throughput plant is designed to meet,” said Wenhold. “With these significant additions to our production capabilities, we’re prepared to continue supporting our customers by delivering high frequency, high-resolution imagery and strategic, timely insights for decision makers.”

The new high-throughput plant will follow a modern production approach and Industry 4.0 principles. Construction of the building is on schedule to be completed by the end of January 2022. Production is expected to commence during the second quarter of 2022 when the facility’s equipment will be fully commissioned and is expected to reach full production capacity of 25 satellites per quarter by Q3 2023.

“Satellogic relies on key suppliers for the delivery of components and subassemblies which have been fully developed by our internal engineering and manufacturing teams,” said Alessandro Comune, VP of Global Supply Chain. “With this expansion to our supply chain, we expect we will be able to scale up our production plans and reach our goal of constantly maintaining 300 satellites in orbit.”

Satellogic will continue to operate its current Assembly, Integration, and Test (AIT) facility in Montevideo, Uruguay, with a capacity of 24 satellites per year. In the future, the facility in Uruguay will mainly function as a pilot plant to introduce new technology for the next-generation satellites. The technology will also be further developed to achieve the manufacturing maturity level for satellites required to be transferred to the Netherlands where the processes for industrialization and throughput increase are developed. Both facilities will maintain a focus on the company’s standardization, zero defects, and zero waste initiatives.

Satellogic is expected to list as a public company through a proposed business combination with CF Acquisition Corp. V (Nasdaq: CFV) (“CFAC V”), a special purpose acquisition company sponsored by Cantor Fitzgerald. The transaction, which is expected to allow Satellogic to build out its constellation of satellites and maintain its position as a global leader in sub-meter imagery, is projected to close in the fourth quarter of 2021. After closing, Satellogic will trade on the Nasdaq under ticker symbol “SATL.”

About Satellogic:

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is building the first scalable, fully automated Earth Observation platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of Earth Observation (EO) to deliver high-quality, planetary insights at the lowest cost in the industry. With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, visit https://satellogic.com

About CF Acquisition Corp. V

CF Acquisition Corp. V is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick. CF V was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CF V focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations.

About Cantor Fitzgerald

CF V is sponsored by Cantor Fitzgerald. Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. Cantor Fitzgerald is a leading SPAC sponsor, having completed multiple initial public offerings and announced multiple business combinations through its CF Acquisition platform. For more information, please visit: www.cantor.com.

Additional Information

This press release relates to a proposed transaction between Satellogic and CF V. In connection with the transaction described herein, CF V, Satellogic and/or a successor entity of the transaction has filed relevant materials with the SEC, including an effective registration statement on Form F-4, which includes a prospectus of Satellogic and a proxy statement of CF V. The definitive proxy statement was sent to all CF V stockholders. Satellogic, CF V and/or a successor entity of the transaction will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Satellogic and CF V are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Satellogic, CF V or any successor entity of the transaction through the website maintained by the SEC at www.sec.gov.

The documents filed by CF V with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. V, 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com. The documents filed by Satellogic or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.

Participants in the Solicitation

Satellogic, CF V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF V’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CF V’s securities are, or will be, contained in CF V’s filings with the SEC, and such information and names of Satellogic’s directors and executive officers are also in the registration statement on Form F-4 filed with the SEC by Satellogic.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF V, Satellogic or any successor entity of the transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the expectation that the new facility in the Netherlands will accelerate the company’s assembly of satellites, the expected completion date of the facility and the expected production schedule for the facility and the company’s ability to meet its goal of constantly maintaining 300 satellites in orbit and Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the company’s ability to build out the facility as planned, (ii) production at the facility is less than expected and (iii) the risk that Satellogic may need to raise additional capital to complete and ramp up the facility. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by Satellogic. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic does not give any assurance that it will achieve its expectations.

Contacts

Investor Relations:

MZ Group

Chris Tyson/Larry Holub

(949) 491-8235

SATL@mzgroup.us

Media Relations:

Satellogic

pr@satellogic.com